Consolidated Financial Statements

December 31, 2008, 2007 and 2006

Augusta Resource Corporation

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Augusta Resource Corporation (the “Company”) are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and complies with the Audit Committee requirements of the American Stock Exchange. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control–Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effective as at that date.

Ernst & Young LLP, a registered public accounting firm, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2008, as stated in their Auditor’s Report. Ernst & Young LLP has provided such opinions.

“Raghunath Reddy”	“Gil Clausen”

Raghunath Reddy	Gil Clausen
Chief Financial Officer	President & Chief Executive Officer

Independent Auditors’ Report on Financial Statements

To the Shareholders of Augusta Resource Corporation

We have audited the consolidated balance sheets of Augusta Resource Corporation as at December 31, 2008 and 2007 and the consolidated statements of shareholders’ equity, operations and deficit and cash flows for the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows in each of the three years ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited in accordance with standards of Public Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our reported dated March 25, 2009 expressed an unqualified opinion thereon.

March 25, 2009	Ernst & Young LLP
Vancouver, B.C.	Chartered Accountants

Augusta Resource Corporation	3

Independent Auditors' Report on Internal Controls under Standards of the
Public Company Accounting Oversight Board (United States)

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AUGUSTA RESOURCE CORPORATION

We have audited the internal control over financial reporting of Augusta Resource Corporation and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

Augusta Resource Corporation	4

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 25, 2009 expressed an unqualified opinion on those financial statements.

March 25, 2009	Ernst & Young LLP
Vancouver, B.C.	Chartered Accountants

Augusta Resource Corporation	5

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at December 31, 2008 and 2007

	Notes	2008	2007
ASSETS

CURRENT
Cash and cash equivalents		$9,261,883	$25,586,997
Accounts receivable	(6),(13)	1,795,529	530,066
Prepaid expenses		439,710	82,882
Assets of discontinued operations	(4)	-	6,884,516
		11,497,122	33,084,461

CAPITAL ASSETS	(5)	6,164,016	4,566,078
DEPOSITS ON LONG LEAD EQUIPMENT	(5)	18,714,619	-

OTHER ASSETS	(6)	3,495,589	-

MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS	(7),(8)
Land and mineral properties		31,181,829	28,798,566
Deferred development		51,086,913	28,247,858
		82,268,742	57,046,424

TOTAL ASSETS		$122,140,088	$94,696,963

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	(13)	$4,612,191	$1,981,702
Current portion of long-term debt	(8)	682,035	397,824
Liabilities of discontinued operations	(4)	-	1,801,788
		5,294,226	4,181,314

LONG-TERM
Long term debt	(8)	43,708,649	1,831,921
		49,002,875	6,013,235

SHAREHOLDERS' EQUITY

Share capital	(10)	104,098,500	103,581,579
Contributed surplus	(10)	18,070,668	15,375,095
Deficit		(49,031,955)	(30,272,946)
		73,137,213	88,683,728

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$122,140,088	$94,696,963

Commitments (Note 17)
Subsequent Event (Note 19)

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	6

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

	Common Shares				Total
	Without Par Value		Contributed		Shareholders'
Statements of Shareholders' Equity	Shares	Amount	Surplus	Deficit	Equity
Balance, December 31, 2005	39,514,593	18,437,248	6,226,110	(11,702,633)	12,960,725
Exercise of options	195,667	53,020	(15,920)	-	37,100
Exercise of warrants	9,828,807	4,430,223	(842,464)	-	3,587,759
Stock-based compensation expense	-	-	1,679,534	-	1,679,534
Share issue costs	-	-	-	(3,905,886)	(3,905,886)
Issued for special warrants	23,210,000	37,411,857	-	-	37,411,857
Fair value of warrants issued on private placements	-	-	6,687,143	-	6,687,143
Fair value of warrants issued on share issuance	-	-	1,030,524	-	1,030,524
Net loss and comprehensive loss	-	-	-	(6,659,591)	(6,659,591)
Balance, December 31, 2006	72,749,067	60,332,348	14,764,927	(22,268,110)	52,829,165
Issued shares for cash	10,719,827	37,519,394	-	-	37,519,394
Exercise of options	74,167	37,205	(6,055)		31,150
Exercise of warrants	5,045,000	5,692,632	(1,143,492)		4,549,140
Stock-based compensation expense	-	-	1,759,715	-	1,759,715
Share issue expense	-	-		(25,000)	(25,000)
Net loss and comprehensive loss	-	-	-	(7,979,836)	(7,979,836)
Balance, December 31, 2007	88,588,061	103,581,579	15,375,095	(30,272,946)	88,683,728
Exercise of options	146,200	516,921	(221,098)		295,823
Stock-based compensation expense	-	-	2,469,126	-	2,469,126
Stock-based compensation capitalized	-	-	447,545	-	447,545
Net loss and comprehensive loss	-	-	-	(18,759,009)	(18,759,009)
Balance, December 31, 2008	88,734,261	$104,098,500	$18,070,668	$(49,031,955)	$73,137,213

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	7

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2008, 2007 and 2006

	Notes	2008	2007	2006

EXPENSES
Legal fees		$3,583,169	$889,864	$112,413
Salaries and benefits		2,894,543	1,910,154	1,790,615
Stock based compensation	(10[d])	2,469,126	1,759,715	1,679,534
Consulting and communication		813,973	258,377	118,252
Other expenses (net)		527,702	239,085	215,268
Travel		477,285	306,579	303,402
Office and sundry		315,470	133,979	28,184
Accounting and audit		254,560	83,335	159,352
Insurance		170,330	117,662	80,254
Recruitment fees		169,222	33,477	37,275
Rent		159,844	51,159	65,661
Investor relations		153,744	279,493	230,157
Filing and regulatory		153,142	191,279	234,730
Directors fees		139,729	61,519	22,807
Amortization		95,802	34,678	8,053
Fiscal and advisory services		27,368	27,007	31,402
Exploration expense		-	317,279	-
Administration	(13)	-	-	17,500
Write-off of mining assets		-	-	309,550
Loss from operations		(12,405,009)	(6,694,641)	(5,444,409)

Interest and other income (net)	(6)	4,045	793,464	631,509
Litigation settlement		(3,183,960)	-	-
Foreign exchange (loss) gain	(19)	(3,572,536)	(231,176)	63,795
Interest and finance charges		(260,137)	(176,822)	(801,338)
Debt issuance costs	(9)	-	-	(272,796)

LOSS FROM CONTINUING OPERATIONS		(19,417,597)	(6,309,175)	(5,823,239)
Gain (loss) from discontinued operations, net of tax	(4)	658,588	(1,670,661)	(836,352)

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		(18,759,009)	(7,979,836)	(6,659,591)
Deficit, beginning of the year		(30,272,946)	(22,268,110)	(11,702,633)
Share issue costs		-	(25,000)	(3,905,886)

DEFICIT, END OF YEAR		$(49,031,955)	$(30,272,946)	$(22,268,110)

BASIC & DILUTED LOSS PER SHARE
Continuing operations		$(0.22)	$(0.08)	$(0.10)
Discontinued operations		$0.01	$(0.02)	$(0.01)
Net loss		$(0.21)	$(0.10)	$(0.11)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING		88,643,084	81,795,564	59,219,428

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	8

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006

	Notes	2008	2007	2006

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Loss from continuing operations		$(19,417,597)	$(6,309,175)	$(5,823,239)
Items not affecting cash:
Foreign exchange loss (gain)		4,827,244	249,331	(18,462)
ASARCO production accrual	(19)	3,183,960	-	-
Stock based compensation	(10[d])	2,469,126	1,759,715	1,679,534
Interest accretion and other		(89,351)	-	795,968
Amortization		95,802	34,678	8,053
Debt issuance costs	(8)	-	-	272,796
Write-off of mining assets		-	-	309,550
		(8,930,816)	(4,265,451)	(2,775,800)
Net changes in non-cash working capital items:	(11)	899,180	539,746	(327,243)
Net cash flows used in operating activities		(8,031,636)	(3,725,705)	(3,103,043)

FINANCING
Increase in loan facility, net of financing costs	(8)	32,240,316	-	-
Issuance of common shares	(10[c])	-	37,550,544	3,624,859
Issuance of common shares - options exercised		295,823	-	-
Issuance of common shares - warrants exercised		-	4,549,140	-
Issuance of special warrants	(10[c])	-	-	44,099,000
Share issue costs		-	(25,000)	(2,875,362)
Repayment of convertible debt security		-	-	(3,000,000)
Repayment of notes and advances		(556,931)	-	-
Net cash flows from financing activities		31,979,208	42,074,684	41,848,497

INVESTING
Proceeds from sale of discontinued operations	(4)	1,603,875	-	-
Investment in mineral properties, net of related payables	(7)	(2,386,169)	(1,195,480)	(16,683,262)
Deferred development, net of related payables	(7)	(21,226,570)	(13,026,037)	(12,130,289)
Investment in capital assets	(5)	(19,928,228)	(4,433,399)	(175,410)
Net cash flows used in investing activities		(41,937,092)	(18,654,916)	(28,988,961)

Cash flows used in (provided by) discountinued operations	(4)	-	(3,271,100)	(2,361,793)
Effect of exchange rate change on cash and
cash equivalents in U.S. dollars		1,664,406	(486,946)	9,233

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS DURING THE YEAR		(16,325,114)	15,936,017	7,403,933
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		25,586,997	9,650,980	2,247,047
CASH AND CASH EQUIVALENTS, END OF YEAR		$9,261,883	$25,586,997	$9,650,980

Interest Paid		$181,278	$26,332	$135,000
Interest Received		$372,181	$453,353	$345,973
SUPPLEMENTAL INFORMATION (Note 12)

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

1.	NATURE OF BUSINESS AND GOING CONCERN

Augusta Resource Corporation (the “Company”, “Augusta”) has interests in mining assets at the development stage. The realization of the Company’s investment in mineral properties is dependent upon various factors, including the ability to obtain the necessary financing to complete the development of the Rosemont property, future profitable operations, or, alternatively, upon disposal of the property at amounts sufficient to recover capitalized expenditures. The Company is considered to be a development stage enterprise as it has yet to generate revenue from operations.

The Company incurred a loss of $18,759,009 for the year ended December 31, 2008 (2007 - $7,979,836; 2006 - $6,659,591) and has an accumulated deficit of $49,031,955 as at December 31, 2008. The losses have been funded primarily by the issuance of equity and through funding provided by Sumitomo Corporation of America (“Sumitomo”) (Note 8, Loan facility). The Company currently has cash reserves of $9.3 million as well as access to the remaining Sumitomo loan facility totaling US$9 million to fund ongoing operating activities as well as some of the planned capital expenditures until the Company can secure funding through joint venture arrangement, issuance of debt and/or shares for the Rosemont development. While the Company continues to seek alternative financing arrangements it is not possible to predict whether these efforts will be successful. The Company will monitor its cash flow progress and continue to operate in a prudent manner to preserve cash while securing financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which presumes that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management is of the opinion that additional financing is available to continue its planned activities in the normal course of business. Management has concluded, following the completion in January 2009 of the Updated Feasibility Study for the Rosemont property, which supplemented the August 2007 Feasibility Study, that the going concern basis is appropriate as, to date, the Company has been able to raise capital (both equity and debt) when required to advance the project.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption to be inappropriate, and these adjustments could be material.

As the Company is listed on the NYSE Amex, a reconciliation from Canadian to United States (“US”) GAAP is required (Note 20).

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Canadian GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

Augusta Resource Corporation	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated.

Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has not identified any VIEs at December 31, 2008.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

	(c)	Cash and cash equivalents

Cash consists of deposits in banks and guaranteed investment certificates (“GICs”) with an original maturity of three months or less.

	(d)	Capital assets

Capital assets are carried at cost, less accumulated amortization. Amortization begins when the asset is substantially put into service and is primarily calculated on a straight line basis over the following terms:

Land	N/A
Water rights	Unit-of-production
Buildings	10 years
Computer Software	3 years
Computer Hardware	5 years
Furniture & Equipment	5 years

Water inventory will be amortized on a unit-of-production basis over the estimated proven and probable ore reserves commencing with production at Rosemont. Plant and equipment will be amortized over their expected economic lives using either the unit-of-production or the straight line basis, as appropriate. When Augusta incurs debt directly related to the purchase of plant and equipment, the interest and financing costs associated with such debt are capitalized.

Augusta Resource Corporation	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(e)	Mineral properties and deferred development costs

Mineral properties and deferred development costs are comprised of undivided interests in properties and option agreements to acquire properties and deferred exploration and development expenses on properties in the exploration and development stages. They are recorded at acquisition cost or at a reduced carrying value amount if effected by an impairment of value. Mining properties, related deferred exploration and development expenses and options to acquire undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned.

During the normal course of its business, the Company enters into agreements or option agreements to acquire undivided interests in mining properties, which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties. In the event the agreement to acquire property is an option agreement, failure to make all payments in accordance with the agreement will result in forfeiture of the property.

The Company is in the process of developing its Rosemont property. The Company reviews the carrying values of deferred mineral property acquisition and exploration and development expenditures regularly with a view to assessing whether there has been any impairment in value, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the event that the estimated undiscounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

	(f)	Reclamation and closure costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operations of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation.

As at December 31, 2008 and 2007 the Company did not have any asset retirement obligations.

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(g)	Share issue costs

Share issue costs are recorded as an increase in the deficit in the year in which they are incurred.

	(h)	Loss per share

Basic net loss per share is computed using the weighted average number of common share equivalents outstanding during the year. The Company uses the treasury stock method for the calculation of diluted loss per share.

	(i)	Foreign currencies

The Company’s functional and reporting currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operations and deficit. The effect of fluctuations in exchange rates between the dates of transactions and of settlements is reflected in the statement of operations.

The financial statements of US dollar subsidiaries are translated into Canadian dollars using the temporal method for integrated operations, as follows:

• monetary assets and liabilities using the exchange rate in effect at the balance sheet date;
•

non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;

• revenue and expense items at approximate exchange rates prevailing at the time the transactions occurred;
• depreciation or amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate;
• translation gains and losses on monetary items or non-monetary items carried at market are included in the current year statement of operations and deficit.

	(j)	Stock-based compensation plans

The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options are estimated at fair value at the grant date and are charged either to earnings or capitalized to the mineral properties as it relates to Rosemont over the vesting period with a corresponding credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital. For options subject to graded vesting, the Company calculates the fair value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

(k)	Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l)	Debt financing costs

Costs incurred during the process of obtaining debt financing are deferred. These costs are amortized over the life of the related debt instrument.

(m)	Use of estimates

These consolidated financial statements have been prepared in accordance with GAAP which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting year. Actual results may differ from those estimates.

(n)	Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

(o)	Financial instruments – recognition and measurements

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. Financial instruments are initially recognized and subsequently measured based on their classification as held-for- trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows: Held-for-trading financial instruments are purchased and incurred with the intention of generating income in the near term. These instruments are measured at their fair value with change in fair value recognized in net income for the period.

Available for sale financial assets are financial assets that are designated as available for sale and are not categorized into any other financial instrument category. These instruments are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold-to-maturity. These are initially recognized at fair value and are measured at amortized cost using the effective interest rate method.

Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.

Other financial liabilities are initially recognized at fair value and are measured at amortized cost using the effective interest rate method.

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(p)	Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. The Company reports a consolidated statement of comprehensive income and a category, accumulated other comprehensive income, has been included in the shareholders’ equity section of the consolidated balance sheet. The components of this category will include unrealized gains and losses on financial assets classified as available-for-sale, cumulative translation adjustments and the effective portion of cashflow hedges.

	(q)	Recent accounting pronouncements

The CICA issued Handbook Section 3064 – Goodwill and Intangible Assets (as a replacement for Section 3062) effective for interim and annual financial statements for years beginning on or after October 1, 2008. The Company will adopt the new standard for its fiscal year beginning January 1, 2009. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of the standard will have no impact on Company’s financial statements.

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will converge with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

3.	CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 1400 – Going Concern, Section 3031 – Inventories, and Sections 3862 & 3863 – Financial Instruments – Disclosure and Presentation on January 1, 2008. Other than additional footnote disclosures, going concern (Note 1) and financial instruments (Note 14) the adoption of these sections had no impact on the Company’s financial statements. In addition to the above noted accounting policies, on January 1, 2008 the Company also adopted the CICA Handbook Section 1535 – Capital Disclosures (Note 13).

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

4.	DISCONTINUED OPERATIONS

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ely Gold & Minerals Inc. (“Ely”) (formerly known Ivana Ventures Inc.) for the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations. As at December 31, 2007, included in current assets (net of the impairment recorded at year end), is $6,884,516 (2006 - $7,709,754) related to discontinued operations and included in current liabilities is $1,801,788 (2006 - $4,227,465) related to discontinued operations. For the period ending December 31, 2007 the contribution from discontinued operations was a loss of $1,670,661 (2006 - $836,352). On February 29, 2008, with final regulatory approvals received, the transaction with Ely closed.

In accordance with the definitive agreement the consideration for the sale is US$6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price is payable in installments over five years, with US$1,625,000 ($1,603,875) paid on closing and an additional US$1,000,000 payable each 12 months thereafter. The shares of the subsidiaries and the properties directly are pledged to the Company as its sole recourse for non-payment of any portion of the purchase price.

At December 31, 2007 the fair value of the compensation received was calculated to be approximately $5.1 million comprised of the cash payments, discounted at an annual interest rate of 15%, totaling $4.3 million, plus the fair value of the warrants calculated to be $0.8 million. The warrants value was determined using the Black-Scholes option pricing model using the following assumptions: expected life 1.5 years; annualized volatility 113%; a risk free rate of 3.2% and no dividends.

The fair value of the compensation was less than the net book value of the assets being sold, at the 2007-year end. The Company recorded, an asset impairment charge of $1,200,000, net of taxes.

	2007	2006

Cash flow from discontinued operations:
Operating activities	$(740,190)	$(367,653)
Financing activities	(1,601,851)	(1,165,421)
Investing activities	(926,262)	(827,957)
Effect of exchange rate changes on cash	(2,797)	(762)
	$(3,271,100)	$(2,361,793)

Based on the net book value of the discontinued operations and the actual Canadian dollar proceeds, a gain on disposal of $658,588 was recognized at December 31, 2008.

Augusta Resource Corporation	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

5.	CAPITAL ASSETS AND DEPOSITS ON LONG LEAD EQUIPMENT

	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value

Land	2,760,106	-	2,760,106	2,749,506	-	2,749,506
Water rights (1)	2,713,526	-	2,713,526	1,566,400	-	1,566,400
Furniture and equipment	356,727	53,801	302,926	87,522	12,411	75,111
Computer software	203,797	45,123	158,674	46,442	18,475	27,967
Buildings	194,952	23,506	171,446	127,326	9,549	117,777
Computer hardware	86,544	29,206	57,338	44,717	15,400	29,317
	$6,315,652	$151,636	$6,164,016	$4,621,913	$55,835	$4,566,078

(1) Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory. The stored water will be used in the future for mining and plant operations at Rosemont.

The Company has entered into various agreements to purchase long-lead equipment for mine development and metal production. As at December 31, 2008 $18.7 million, including $0.5 million of capitalized interest, has been placed on deposit (Note 17).

6.	OTHER ASSETS

	December 31,	December 31,
	2008	2007

Long term receivable	$4,694,370	$-
Warrants	82,561	-
	4,776,931	-
Less: current portion	(1,281,342)	-
Total other assets	$3,495,589	$-

In consideration of the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties (Note 4), the Company will receive US$5,000,000 payable in installments over five years. At December 31, 2008 the fair value of the future compensation, discounted at an annual interest rate of 15%, totaled $4,694,370. The first payment of US$1,000,000 (with a net present value of $1,198,781), which was due in February 28, 2009, has been paid. In addition to the cash purchase, the Company received warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at a price of $0.50 per share. As at December 31, 2008 the fair value of the warrants is $82,561 and was determined using the Black-Scholes option-pricing model using the following assumptions: expected life 0.66 years; annualized volatility 207%, a risk free rate of 1.11% and no dividends.

Augusta Resource Corporation	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

7.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT

	Mineral properties costs		Deferred development costs
	December 31	December 31	December 31	December 31
Mineral properties and deferred development	2008	2007	2008	2007
Rosemont, Sanrita, Dawson and Wilmot properties	$31,181,829	$28,798,566	$51,086,913	$28,247,858

Mineral properties costs:	2008	2007
Balance, beginning of period	$28,798,566	$25,017,429
Acquisition costs (1)	2,383,263	3,781,137
Balance, December 31, 2008 and 2007	31,181,829	28,798,566

Deferred development costs:
Balance, beginning of period	28,247,858	15,471,679
Work program expenditures (2)	22,391,510	12,776,179
Stock based compensation	447,545	-
Balance, December 31, 2008 and 2007	51,086,913	28,247,858

Total mineral properties and deferred development costs	$82,268,742	$57,046,424

(1) Property acquisition costs for the location of water well fields and pump stations: in January 2008 the Company purchased a 20-acre land parcel for US$1,204,835. In March 2008 the Company entered into a contract for the purchase of an additional 20-acre land parcel, which is conditional upon certain events. The contract required the payment of a non-refundable deposit of US$100,000 and upon closing will require the payment of an additional US$489,000. Closing will occur 25 days after both title of the property being established to the Company's satisfaction and legal physical access to the property, acceptable to the Company, has been granted. If either of the above two conditions are not met the Company can elect not to proceed with the purchase. In September 2008 the Company purchased an 80-acre land parcel for US$950,000.

(2) Work program expenditures: includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

Rosemont Property, Arizona

On June 1, 2005, the Company announced that it had entered into an option agreement to purchase 100% of the Rosemont Ranch property in Pima County, Arizona. The property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The agreement provided the Company with the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 15,000 acres (6,070 hectares)), subject to a 3% Net Smelter Royalty (“NSR”). The agreement required cash payments of US$20.8 million payable over a three-year period. After making the first payment of $8.3 million (US$6.7 million) in 2006, on March 31, 2007 the Company exercised its option to purchase all of the Rosemont property with

Augusta Resource Corporation	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

7.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

a payment of $16.1 million (US$13.7 million). Augusta now owns a 100% interest in the Rosemont property subject to the 3% NSR noted above. The purchase price of $24.4 million has been determined based on the fair value of the consideration provided and has been allocated to the Rosemont property and mineral rights acquired.

In addition to the Rosemont purchase price of $24.4 million, legal and other costs associated with the purchase totaled approximately $50,000. Also additional land was acquired during 2006 - $550,000, 2007 - $3,780,000 and 2008 - $2,380,000.

During 2008, $22.4 million (2007 - $12.8 million) was incurred on engineering, geological and environmental programs designed to advance the development of the Rosemont property. To December 31, 2008, expenditures related to deferred development totaled $51.1 million (2007 – $28.2 million).

8.	LONG TERM DEBT

	December 31	December 31
	2008	2007

Notes and advances	$-	$32,488
Long term notes	2,434,649	2,197,257
ASARCO production payment	3,183,960	-
Loan facility	38,772,075	-
	44,390,684	2,229,745
Less: current portion	(682,035)	(397,824)
Total long term debt	$43,708,649	$1,831,921

Long term notes

On February 20, 2007, the Company entered into an agreement for the purchase of a 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $1,149,969 (US$988,031) as well as the assumption of a promissory note, bearing interest at 8%, for $2,601,308 (US$2,223,720). The promissory note, which is secured by a trust deed on the property, requires 5 equal payments for principal and interest of US$556,945 on the February 20 anniversary date. On February 20, 2008 the first payment of $556,931 (US$556,945) was made. At December 31, 2008 the Canadian equivalent obligation was $2,434,649 (US$1,988,117) of which $682,035 (US$556,945) is current.

Augusta Resource Corporation	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

8.	LONG TERM DEBT (continued)

ASARCO production payment

The Company reached an agreement on January 16, 2009 with ASARCO that fully and finally resolves the lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division.

Once commercial mine operations commence at the Rosemont property, the Company will pay ASARCO certain specified annual production payments, without interest, over the course of eight years. These payments will come solely out of the net profits of mine operations and will not, in any year, exceed 25% of net profits. In the settlement, the Company has the right of a pre- production, pre-payment option for these annual payments at the net present value of the aggregate annual payments, using a 18% discount rate as mutually agreed with ASARCO.

The ASARCO production payment arose from a contingency that existed at December 31, 2008 and can be reasonably measured. The Company has recorded this pre-production option whereby it will pay ASARCO $3,183,960 (US$2,600,000) (Note 19).

Loan facility

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”) had entered into a loan agreement with Sumitomo, a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment contracts (US$27 million) and general working capital (US$13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50%. There were no other fees associated with the facility. The loan is guaranteed against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project. Subsequently, Sumitomo’s rights expired unexercised.

As at December 31, 2008 the total amount owing is $38,772,075 (US$31,661,012) and comprise of $38,016,438 (US$31,043,964) drawn on the facility and accrued interest, net of financing costs, of $755,637 (US$617,048).

9.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture had a one-year term, with half due within six-months, and was convertible at the option of the borrower into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture carried an interest rate of 9% annually and the Company had the option to repay the convertible debenture on the specified repayment dates in cash or stock. The convertible debenture was issued with 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (after a discount of 15% to reflect a hold period expiring on October 2, 2005).

Augusta Resource Corporation	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

9.	CONVERTIBLE DEBENTURE (continued)

In accordance with CICA Handbook Section 3860, and following the fair value approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is interest expense, which is accrued over the term of the debenture. Through June 1, 2006, all of the interest expense amounting to $2,497,316 had been accrued and paid.

On November 17, 2005 the Company renegotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. As consideration, the Company agreed to issue 750,000 warrants with an exercise price of $1.44 expiring in one year, for which regulatory approval was received on March 15, 2006. The fair value of the warrants issued was $288,938, which was allocated to debt ($203,193) and equity ($85,745).

On December 1, 2005, the Company retired $3,000,000 of the convertible debenture plus interest of $270,000 through payment of $1,620,000 in cash and the issuance of 1,500,000 common shares at a price of $1.10 per share. As the shares were issued at a discount of 15% to the market value in accordance with the terms of the convertible debenture agreement, a loss on repayment of the convertible debenture of $390,000 occurred which was recorded in the statement of operations.

In connection with the issuance of the convertible debenture and common shares, the Company also paid a fee in the amount of 6% cash and 218,181 warrants. The fair value of the warrants of $247,769 was allocated to debt ($144,643) and equity ($103,126). Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year, which expired on June 14, 2006. The warrants had a hold period expiring on October 15, 2005.

The remaining debenture was retired on June 1, 2006 with the payment of $3 million cash.

Augusta Resource Corporation	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

10.	SHARE CAPITAL

	(a)	Authorized: Unlimited number of common shares without par value.

	(b)	Issued: Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2005	39,514,593	$18,437,248
Issued for warrants exercised	9,828,807	4,430,223
Issued for options exercised	195,667	53,020
Issued for special warrants exercised	23,210,000	37,411,857
Common shares, Balance at December 31, 2006	72,749,067	$60,332,348
Issued for cash	10,719,827	37,519,394
Issued for warrants exercised	5,045,000	5,692,632
Issued for options exercised	74,167	37,205
Common shares, Balance at December 31, 2007	88,588,061	$103,581,579
Issued for options exercised	146,200	516,921
Common shares, Balance at December 31, 2008	88,734,261	$104,098,500

(c)	Private Placement

On June 19, 2007 the Company closed a non-brokered private placement of 10,719,827 common shares at $3.50 per share for total gross proceeds of $37,519,394. Sumitomo Corporation and Sumitomo Corporation of America subscribed for the placement of 7,600,000 common shares and two funds managed by US private investment firm Harbinger Capital Partners subscribed for 3,119,827 common shares.

On March 17, 2006 the Company closed a brokered private placement of 23,210,000 Special Warrants with gross proceeds of $44,099,000. Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share (23,210,000 shares) and one-half transferable common share purchase warrant (11,605,000 warrants). Each whole warrant entitles the holder to acquire, at any time within two years, one common share of the Company at a price of $4.10 expiring on March 17, 2008. Fair value of the Special Warrants is $6,687,143. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

In consideration for their services, the agents received a cash commission equal to 6% of the gross proceeds, totaling $2,645,940 from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $4.10 expiring March 17, 2008. Fair value of the agent’s warrants is $1,030,524 and has been accounted for as a share issue cost. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

Augusta Resource Corporation	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

10.	SHARE CAPITAL (continued)

	(c)	Private Placement (continued)

The Company filed and obtained a receipt for a short form prospectus, which qualifies the distribution of the common shares and warrants underlying the Special Warrants effective April 28, 2006.

	(d)	Options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option being the last per share closing price of common shares on the Toronto Stock Exchange before the date of grant. The options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

On December 31, 2008, certain directors and officers of the Company held 6,677,916 stock options, and certain employees of the Company held 613,300 stock options to purchase common shares of the Company. The following table summarizes the status of the Company’s stock option plans as at December 31, 2008:

		Average
	Number of Shares	Exercise Price
Outstanding as at December 31, 2006	4,801,167	$1.76
Granted	1,185,000	$2.31
Exercised	(74,167)	$0.42
Forfeited	(25,000)	$1.78
Outstanding as at December 31, 2007	5,887,000	$1.89
Granted	2,170,000	$4.00
Exercised	(146,200)	$2.02
Forfeited	(619,584)	$2.80
Outstanding as at December 31, 2008	7,291,216	$2.44

Options exercisable at December 31, 2008	4,206,206	$1.97

The fair value of stock compensation was determined using the Black-Scholes option- pricing model. Under this method the expected term assumption takes into consideration assumed rates of employee turnover as well as expectations of when options would be exercised and represents the estimated average length of time stock options remain outstanding before they are exercised or forfeited. The expected volatility assumptions have been developed taking the historical Canadian dollar share price. The risk-free rate is based on the Bank of Canada rate for zero interest bonds in effect at the time of the grant that corresponds to the expected term of the option. The fair value of stock based compensation expense for 2008 was $2,469,126 (2007 - $1,759,715; 2006 - $1,679,534). Additionally, stock based compensation capitalized in 2008 was $447,545 (2007 – Nil; 2006 – Nil).

Augusta Resource Corporation	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

10.	SHARE CAPITAL (continued)

(d)	Options (continued)

	2008	2007	2006
Valuation assumptions
Expected term (years)	1 - 5	3	3
Expected volatility	65 -90%	67 - 69%	99 - 108%
Weighted average volatility	65%	69%	103%
Expected dividend yield	-	-	-
Risk-free interest rate	1.79 - 4.09%	3.58 - 3.93%	4.09 - 4.14%
Weighted average risk-free rate	3.09%	3.86%	4.12%

Weighted average fair value per option	$2.21	$1.11	$1.49

The following table summarizes stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
Exercise Prices	Outstanding	Price	Life (years)	Exercisable	Price	Life (years)
$0.10 - $1.96	2,864,550	$1.53	3.8	2,174,548	$1.54	1.8
$2.05 - $2.30	2,451,666	2.11	2.1	1,621,658	2.11	2.1
$3.50 - $3.61	300,000	3.56	4.0	50,000	3.61	3.9
$4.10 - $4.97	1,675,000	4.26	6.0	360,000	4.25	9.7
	7,291,216	$2.44	3.7	4,206,206	$1.97	2.6

11.	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

The following table summarizes the changes in non-cash working capital items:

	December 31	December 31	December 31
	2008	2007	2006
Net changes in non-cash working capital items:
Accounts receivable	$(122,185)	$(158,762)	$(341,800)
Prepaid items	(356,828)	85,301	(120,645)
Accounts payable & accrued liabilities	1,378,193	613,207	135,202
	$899,180	$539,746	$(327,243)

Augusta Resource Corporation	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

12.	SUPPLEMENTAL CASH FLOW INFORMATION ON NON-CASH TRANSACTIONS

	December 31	December 31	December 31
	2008	2007	2006

Purchase of property for promissory note	$-	$2,601,308	$-
Special warrants converted into common shares	$-	$-	$37,411,857
Warrants issued as share issue expenses	$-	$-	$1,030,524

13.	RELATED PARTY TRANSACTIONS

During the year ending December 31, 2008, the Company incurred expenses of $Nil (2007 - $Nil; 2006 - $17,500) for administrative services provided by a company in which a director of the Company has a 25% interest.

At December 31, 2008, $293,337 (2007 - $195,674) of accounts receivable was due from related companies, which share office space, administrative services and certain common directors with the Company. Also, included in accounts receivable at December 31, 2008 is an amount of $77,337 (2006 - $70,686) due from a company in which a director of the Company has a 25% interest. At December 31, 2008, included in accounts payable and accrued liabilities is an amount of $92,200 (2007 - $64,000) due to the Vice President Administration of the Company for accrued salaries.

On June 17, 2008, the Company entered into a US$40,000,000 loan agreement (“Loan Facility”) with Sumitomo, a significant shareholder of the Company. During the year ended December 31, 2008 the Company had accrued $770,509 (US$661,540) of interest of which US$31,043,964 had been drawn on this Loan Facility as at December 31, 2008 (Note 8).

All related party transactions are recorded at the exchange value, which is fair market value.

14.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the Updated Feasibility Study and the current permitting process, we will require additional funds through completion of the Record of Decision (regarding the mine plan of operation/environmental impact statement) and through to mine and mill construction. The Updated Feasibility Study estimated the capital cost of the mill and mining equipment and all related construction costs at US$897 million. Funding for the project could come from a number of sources and include project financing and from capital markets (including debt and equity).

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long term debt and current liabilities as well as the cash and cash equivalents. The Company manages the capital structure and makes adjustments to it in light of changes in economic and market conditions (including receptivity of

Augusta Resource Corporation	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditures budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regard to the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

With existing cash reserves and the loan arrangement the Company entered into with Sumitomo in June 2008 (Note 8 - Loan facility), the Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through the first half of 2009. Augusta will require additional funding to maintain its ongoing development of Rosemont as well as for administrative purposes. Augusta is planning to meet its future expenditures and obligations by raising funds through additional capital by issuing shares, entering into a joint venture arrangement and or issuing debt. While the Company continues to seek alternative financing arrangements it is not possible to predict whether these efforts will be successful.

15.	FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for- sale financial assets and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

The carrying values of the Company’s financial instruments are classified into the following categories:

	December 31	December 31
	2008	2007

Held for trading (1)	$9,261,883	$25,586,997
Loans and receivables (2)	5,291,118	530,066
Other financial liabilities (3)	(49,002,875)	(4,211,447)

(1) Includes cash and cash equivalents.
(2) Includes the Ely receivable and warrants.
(3) Includes accounts payable, accrued liabilities and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying value.

Augusta Resource Corporation	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

15.	FINANCIAL INSTRUMENTS (continued)

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange), credit risk and liquidity risk. Reflecting the current stage of development of the Company’s Rosemont project, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the US. The functional and reporting currency of the parent company is Canadian dollars. Foreign exchange risk arises because the amount of the US dollar cash and cash equivalents, receivable or payable will vary in Canadian dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in US dollars the Company has kept a significant portion of its cash and cash equivalents in US dollars. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	December 31	December 31
	2008	2007

Held for trading (1)	$4,607,003	$6,237,530
Loans and receivables (2)	3,956,664	11,324
Other financial liabilities (3)	(36,249,129)	(3,572,851)
	$(27,685,462)	$2,676,003

(1) Includes cash and cash equivalents.
(2) Includes the Ely receivable.
(3) Includes accounts payable, accrued liabilities and long-term debt.

Based on the above net exposures, as at December 31, 2008, a 10% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $3.4 million.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Augusta Resource Corporation	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

15.	FINANCIAL INSTRUMENTS (continued)

The Company’s cash and cash equivalents are held through large Canadian financial institutions, in short-term GIC and management believes the risk of loss is remote.

The loans and receivables relate primarily to Ely and consist of a receivable (to be paid over 4 years) and warrants exercisable for the common shares of Ely through August 2009. In the event that Ely does not make the required payments (Note 8) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. On February 25, 2009, Ely paid the Company the first annual payment of $1.3 million (US$1 million). Should Augusta reacquire the shares or properties noted above, an asset impairment assessment would be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on current obligations the Company will require additional funding in the second half of 2009 and is currently in discussions with a number of financial institutions and other intermediaries regarding financing alternatives necessary to advance the project through construction. While the Company continues to seek alternative financing arrangements it is not possible to predict whether these efforts will be successful.

16.	INCOME TAXES

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and Provincial Income tax rates to the loss before the tax provision due to the following:

	2008	2007	2006
Net loss from continuing operations	$(18,759,009)	$6,309,175	$5,823,239
Statutory tax rate	31.00%	34.12%	34.12%

Recovery of income taxes computed at Standard rates	(5,815,293)	(2,152,691)	(1,986,889)
Differences in foreign tax rates	(1,457,627)	(16,113)	(50,494)
Tax losses not recognized in the period that the benefit arose	4,600,945	1,391,201	1,228,016
Foreign exchange gain (loss)	2,481,664	(114,386)	(38,707)
Stock based compensation	568,805	600,415	573,057
Other permanent differences	(378,494)	291,574	275,017
	$-	$-	$-

As of December 31, 2008, the Company has Canadian loss carry forwards of approximately $13,490,000 (2007 - $8,958,000) and US loss carry forwards of approximately $30,077,000 (2007 - $2,865,000) available to reduce future years’ income for tax purposes. The tax loss carry forwards expire at various times between 2009 and 2028.

Augusta Resource Corporation	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

16.	INCOME TAXES (continued)

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items from financial and income tax reporting purposes. Significant components of the Company’s future tax assets and liabilities as at December 31, 2008, 2007 and 2006 are as follows:

Future income tax assets:	2008	2007	2006
Non-capital losses and other future tax deductions	$16,925,000	$5,043,000	$4,577,000
Mineral properties, deferred development and capital assets	3,000	79,000	-
Other assets	133,000	-	-
Long-term debt	1,380,000	-	-
	18,441,000	5,122,000	4,577,000
Valuation allowance for future income tax assets	(9,393,000)	(5,122,000)	(4,577,000)
	9,048,000	-	-
Future income tax liabilities:
Mineral properties, deferred development and capital assets	(9,048,000)	-	-
Net future income tax assets (liabilities)	-	-	-

As the criteria for recognizing future income tax assets have not been met due to uncertainty of realization, a valuation allowance of 100% has been recorded for prior years.

17.	COMMITMENTS

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately $33.3 million (US$29 million) with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills needed for the construction of the Rosemont mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 total $10.3 million (US$10.1 million), 2009 - $14.2 million (US$11.6 million) and 2010 - $8.8 million (US$7.2 million). To December 31, 2008 all of the 2008 required payments had been made.

On April 8, 2008 the Company announced the signing of a Letter Award with ABB Switzerland Ltd. for the supply of three gearless mill drives for $46.1 million (€27.3 million). Payments required in 2008 total $4.1 million (€2.7 million), 2009 - $32.6 million (€19.1 million) and 2010 - $9.4 million (€5.5 million). To December 31, 2008 all of the 2008 required payments had been made.

On April 17, 2008 the Company announced the signing of an engineering, procurement and construction management contract with M3 Engineering & Technology Corporation (“M3”). Total payments over the life of the contract are expected to total approximately $68.5 million (US$56 million) and will be incurred as services are rendered by M3. To December 31, 2008 payments of $1 million (US$0.9 million) have been made.

Augusta Resource Corporation	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

17.	COMMITMENTS (continued)

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of $10.4 million (US$8.6 million) with payments in 2008 totaling $0.7 million (US$0.6 million), 2009 - $0.7 million (US$0.6 million), 2010 - $6.2 million (US$5.1 million) and 2011 – $2.8 million (US$2.3 million). The 3 shovels are being purchased from Bucyrus International Inc. for total commitments of $77.5 million (US$63.8 million) with payments in 2008 totaling $3.1 million (US$3 million), 2009 - $14.3 million (US$11.7 million) and 2010 - $60.1 million (US$49.1 million). To December 31, 2008 all of the 2008 required payments had been made. On December 18, 2008 a contract amendment for the three shovels was completed that delayed the 2009 payments until 2010.

For purchase agreements related to long lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to date are not refundable.

Other Commitments

The Company leases building premises and office equipment recorded as operating leases. The terms of the leases extend through to September 30, 2011. The future minimum lease payments are as follows:

Year
2009	$125,990
2010	117,053
2011	88,577
Total	$331,620

18.	SEGMENTED INFORMATION

The Company operates in one industry. As at December 31, 2008, the Company’s long-lived assets were in Canada, $3,511,911 (2007 - $19,000) and in the United States - $107,131,055 (2007 - $61,593,500).

19.	SUBSEQUENT EVENT

ASARCO claim

On January 16, 2009 the Company reached an agreement with ASARCO that fully and finally resolves the lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding pending in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004.

Augusta Resource Corporation	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

19.	SUBSEQUENT EVENT (continued)

The resolution currently is reflected in a binding Terms of Settlement, and will be formalized in a comprehensive Settlement Agreement to be ordered by the Bankruptcy Court presiding over ASARCO’s bankruptcy proceeding. In the settlement, ASARCO will receive from the Company the sum of US$250,000 cash during the first quarter of 2009. Once commercial mine operations commence at the Rosemont property, the Company will pay ASARCO certain specified annual production payments, without interest, over the course of eight years. These payments will come solely out of the net profits of mine operations and will not, in any year, exceed 25% of net profits. In the settlement agreement, the Company has the right to purchase the pre-production, pre-payment option (“Option Payment”) for $3,183,960 (US$2,600,000), if the option is exercised on or before December 31, 2009. If the option is exercised after December 31, 2009, the Option Payment will be based on the net present value of aggregate annual payments, using an agreed 18% discount rate.

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	December 31, 2008
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$122,140,088	$49,002,875	$73,137,213
Mineral property expenditures (a)	(24,970,097)	-	(24,970,097)
Capitalized interest (e)	270,077	-	270,077
Reported under US GAAP	$97,440,068	$49,002,875	$48,437,193

	December 31, 2007
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$94,696,963	$6,013,235	$88,683,728
Mineral property expenditures (a)	(24,970,097)	-	(24,970,097)
Assets of discontinued operations (a)	(1,214,176)	-	(1,214,176)
Capitalized interest (e)	59,000	-	59,000
Reported under US GAAP	$68,571,690	$6,013,235	$62,558,455

Augusta Resource Corporation	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	Cumulative from
	dormancy (1985) to
Statements of Operations	December 31, 2008	2008	2007	2006
Net loss reported under Canadian GAAP	$(43,521,560)	$(18,759,009)	$(7,979,836)	$(6,659,591)

Operating loss from discontinued operations	(1,442,792)	-	(470,661)	(836,352)
Loss on disposition of discontinued operations, net of tax	(541,412)	658,588	(1,200,000)	-
Net Loss from discontinued operations under Canadian GAAP	(1,984,204)	658,588	(1,670,661)	(836,352)
Net loss from continuting operations reported under Canadian GAAP	(41,537,356)	(19,417,597)	(6,309,175)	(5,823,239)
Mineral property expenditures (a)	(24,970,097)	-	(9,498,418)	(12,436,119)
Warrants (b)	(8,320,697)	-	(114,131)	(4,096,284)
Capitalized interest (e)	270,077	211,077	59,000	-
Accretion expense on debenture (c)	299,125	-	-	-
Debt issue costs (c)	(252,147)	-	-	(134,835)
Interest and finance charges (c)	1,477,790	-	-	497,035
Net loss from continuing operations reported under US GAAP	(73,033,305)	(19,206,520)	(15,862,724)	(21,993,442)

Net income (loss) from discontinued operations under Canadian GAAP	(1,984,204)	658,588	(1,670,661)	(836,352)
Assets discontinued operations (a)	(1,214,176)	-	(647,072)	(567,104)
Net income (loss) from discontinued operations reported under US GAAP	(3,198,380)	658,588	(2,317,733)	(1,403,456)
Net loss reported under US GAAP	$(76,231,685)	$(18,547,932)	$(18,180,457)	$(23,396,898)

Basic and fully diluted loss from continuing operations
per share under US GAAP		$(0.22)	$(0.19)	$(0.37)
Basic and fully diluted earnings (loss) from discontinued operations
per share under US GAAP		$0.01	$(0.03)	$(0.02)
Basic and fully diluted loss per share under US GAAP		$(0.21)	$(0.22)	$(0.40)
Weighted average number of common shares outstanding
under both Canadian GAAP and US GAAP		88,643,084	81,795,564	59,219,428
Comprehensive loss
Net loss under US GAAP	(76,231,685)	$(18,547,932)	$(18,180,457)	$(23,396,898)
Other comprehensive income	-	-	-	-
Comprehensive loss under US GAAP	$(76,231,685)	$(18,547,932)	$(18,180,457)	$(23,396,898)

	Cumulative from	December 31
	dormancy (1985) to
Statements of Cash Flows	December 31, 2007	2008	2007	2006
Operating activities
Operating activities under Canadian GAAP	$(17,610,494)	$(8,031,636)	$(3,725,705)	$(3,111,096)
Mineral property expenditures (a)	(26,316,597)	-	(10,419,555)	(12,130,289)
Operating activities under US GAAP	$(43,927,091)	$(8,031,636)	$(14,145,260)	$(15,241,385)

Investing activities
Investing activities under Canadian GAAP	$(104,307,138)	$(41,937,092)	$(18,654,916)	$(28,980,908)
Mineral property expenditures (a)	26,316,597	-	10,419,555	12,130,289
Investing activities under US GAAP	$(77,990,541)	$(41,937,092)	$(8,235,361)	$(16,850,619)

Augusta Resource Corporation	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	December 31, 2008
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$104,098,500	$18,070,668	$(49,031,955)	$-	$73,137,213
Mineral property expenditures (a)	-	-	(24,970,097)	-	(24,970,097)
Warrants (b)	8,785,860	(465,163)	(8,320,697)	-	-
Convertible debenture (c)	-	(1,478,083)	1,478,083	-	-
Share issue costs (d)	(5,130,207)	-	5,130,207	-	-
Capitalized interest (e)	-	-	270,077	-	270,077
Accretion expense on debenture (c)	(299,125)	-	299,125	-	-
Reported under US GAAP	$107,455,028	$16,127,422	$(75,145,257)	$-	$48,437,193

	December 31, 2007
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$103,581,579	$15,375,095	$(30,272,946)	$-	$88,683,728
Mineral property expenditures (a)	-	-	(24,970,097)	-	(24,970,097)
Assets of discontinued operations (a)	-	-	(1,214,176)	-	(1,214,176)
Warrants (b)	8,785,860	(465,163)	(8,320,697)	-	-
Convertible debenture (c)	-	(1,478,083)	1,478,083	-	-
Share issue costs (d)	(5,130,207)	-	5,130,207	-	-
Capitalized interest (e)	-	-	59,000	-	59,000
Accretion expense on debenture (c)	(299,125)	-	299,125	-	-
Reported under US GAAP	$106,938,107	$13,431,849	$(57,811,501)	$-	$62,558,455

	December 31, 2006
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$60,332,348	$14,764,927	$(22,268,110)	$-	$52,829,165
Mineral property expenditures (a)	-	-	(15,471,679)	-	(15,471,679)
Assets of discontinued operations (a)			(567,104)		(567,104)
Warrants (b)	-	(465,163)	(8,206,566)	-	(8,671,729)
Convertible debenture (c)	-	(1,478,083)	1,478,083	-	-
Share issue costs (d)	(5,105,207)	-	5,105,207	-	-
Accretion expense on debenture (c)	(299,125)	-	299,125	-	-
Reported under US GAAP	$54,928,016	$12,821,681	$(39,631,044)	$-	$28,118,653

Augusta Resource Corporation	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	a)	Mineral Property Expenditures

Canadian GAAP allows exploration and development costs to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration and development expenses that were added to the carrying value of mineral properties as it is anticipated that there is a continuing benefit of such expenditures. Under US GAAP exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. On August 28, 2007 the Company announced the results of the Feasibility Study for the Rosemont project and the approval by the Board of Directors of mine development. As a result, commencing with this approval, the Company is reporting proven and probable reserves and for US GAAP purposes has commenced capitalization of development expenditures. In the final four months of 2007 the Company spent $3,277,761 on deferred development at the property.

Under Canadian GAAP, investment in mining exploration expenditures, net of related payables, during year ended December 31, 2007 of $10,419,555 are classified as investing activities (2006 – $12,130,289) on the consolidated statements of cash flows, whereas under US GAAP, these expenditures would have been classified as operating activities.

	b)	US Dollar Share Purchase Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) Statement 133 “Accounting for Derivative Instruments and Hedging Activities, as amended, and EITF 01-6 “The meaning of Indexed to a Company’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded through the statement of operations. A loss (gain) would be recorded when the fair value of the share purchase warrants increases (decreases). The fair value of the warrants was calculated using the Black-Scholes option pricing model assuming an average volatility of 122% on the underlying shares, a risk free interest rate of 3.83%, a four year term to expiry and no annual dividends. Based on the initial fair value determination in May 2005 on issuance, the 3,750,000 share purchase warrants denominated in US dollars were recorded as a liability of $465,163. The warrant fair value at December 31, 2006 was calculated using the Black Scholes option pricing model using the following assumptions: expected term (years) of 0.33 (2005 – 1.33) expected volatility of 24% (2005 – 163%), expected dividend yield of 0% (2005 – 0%) and risk free rate of 3.95% (2005 – 3.81%).

As at December 31, 2006 the liability’s fair value determination was $8,671,729, respectively. The change in fair value of $4,096,284 was recorded in the statement of operations for 2006. The significant increase in fair value reflects the improvement in the Company’s share price over the corresponding period.

Augusta Resource Corporation	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	b)	US Dollar Share Purchase Warrants (continued)

In May 2007, the 3,750,000 warrants were exercised for proceeds of US$600,000 ($664,140). As the fair value of the warrants on the date of exercise was $8,785,860 an additional provision of $114,131 was required for 2007 as a charge to earnings. Upon exercise of the warrants the additional amount accrued was reclassified to share capital.

	c)	Convertible Debentures

Under Canadian GAAP the convertible debenture issued on June 1, 2005 (Note 9) has been accounted for in accordance with HB 3860, which requires the bifurcation of the convertible debenture between its equity and debt components whereas under US GAAP there would be no requirement to bifurcate the instrument according to Accounting Principles Board Opinion 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Therefore, under US GAAP the value attributed to the equity component of $1,478,083 (included in contributed surplus) would be considered debt. To December 31, 2006 this GAAP difference has had the effect under US GAAP of decreasing interest and financing expense by $497,035 and increasing the debt issue costs by $134,835. These adjustments reduced the deficit by $362,200. As at December 31, 2006 the only balance sheet effect was within Shareholders’ Equity with a $1,478,083 reduction of contributed surplus and an offsetting reduction of the deficit.

In addition, during 1999, a convertible debenture issued by the Company was bifurcated with an equity allocation of $299,125. This accounting would have increased both share capital and the loss recorded for the year. Under US GAAP this equity adjustment must be reversed.

	d)	Share Issue Costs

Under Canadian GAAP share issue costs are added to the deficit. Under US GAAP share issue costs are netted against share capital.

	e)	Capitalized Interest

With the capitalization of further mine development costs, following the August 2007 approval by the Board of Directors of the advancement of the Rosemont project, US GAAP requires the capitalization of interest costs on outstanding debt. Following the release of the Feasibility Study, interest amounting to $211,077 in 2008 and $59,000 for 2007 was capitalized. Canadian GAAP doesn’t require the capitalization of interest.

Augusta Resource Corporation	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(f)	Future Income Tax Benefits

A future income tax benefit has not been recognized for the additional losses recognized under US GAAP as the Company does not have a profitable operating mine and therefore is not more likely than not to recognize the benefit of the losses. A valuation allowance has been established which fully offsets the future tax benefits.

In July 2006 the Financial Accounting Standards Board issued FIN 48 – Accounting for Uncertainty in Income Taxes. This standard is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109 - Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or is expected to be taken in a tax return.

	(g)	Fair Value Measurements

In September 2006, FASB issued SFAS 157 “Fair Value Measurements” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements and is effective for fiscal years beginning after November 15, 2007. The Company has adopted SFAS-157 for non-financial assets and non-financial liabilities on January 1, 2008 and the adoption had no material impact on the consolidated financial statements.

	(h)	Recent Accounting Pronouncements in the United States

SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities”

In 2008, FASB issued SFAS 161 – Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No 133 (“SFAS 161”). SFAS 161 is intended to improve financial instruments standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for the years beginning after November 15, 2008, with early adoption encouraged. Since the Company does not apply hedge accounting, the adoption of this standard has no impact to the Company’s consolidated financial statements.

SFAS 141R, “Business Combinations”

In December 2007, FASB issued a revised standard on accounting for business combinations (“SFAS-141R”). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business

Augusta Resource Corporation	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. Since the Company has not been involved in any business combinations, the adoption of this standard has no impact to the Company’s consolidated financial statements.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion”

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be at estimated fair value, as at the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. Since the Company does not have any convertible debt instruments, the adoption of this standard has no impact to the Company’s consolidated financial statements.

EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Equity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Equity’s Own Stock” (“EITF 07-5”). The standard provides that an equity linked financial instrument (or embedded derivative) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. Since the Company does not have any convertible debt instruments, the adoption of this standard has no impact to the Company’s consolidated financial statements.

Augusta Resource Corporation	37

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

Telephone: (604) 687-1717
Facsimile: (604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Tim C. Baker
Donald B. Clark
Gil Clausen
W. Durand Eppler (Lead Director)
Christopher M.H. Jennings
Michael Steeves
Robert P. Wares
Richard W. Warke (Executive Chairman)

OFFICERS	Gil Clausen ~ President & Chief Executive Officer
Raghunath Reddy ~ Chief Financial Officer & SVP, Finance
Donald B. Clark ~ VP, Administration
Mark Stevens ~ VP, Exploration
Lance Newman ~ VP, Project Development
Rod Pace ~ VP, Operations
James Sturgess ~ VP, Sustainable Development
Tracey Brix-Nielsen ~ Treasurer & Corporate Controller
Purni Parikh ~ Corporate Secretary

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Fasken Martineau DuMoulin LLP
Suite 2900
550 Burrard Street
Vancouver, BC V6C 0A3

SHARES LISTED	Toronto Stock Exchange
NYSE Alternext US. (1)
Trading Symbol ~ AZC
Frankfurt Stock Exchange
Trading Symbol – A5R

(1) On October 1, 2008, NYSE Euronext (NYX), the world’s leading and most diverse exchange group, completed the acquisition of the American Stock Exchange(R) (Amex(R)). The Company is now listed on NYSE Alternext US.

Augusta Resource Corporation